Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

State or Other Jurisdiction
of Incorporation or
Subsidiary	Incorporation or Organization

Exponent B.V.	Netherlands
Exponent Realty LLC	Delaware
Exponent International Ltd.	United Kingdom
Exponent Science and Technology Consulting (Shanghai) Co., Ltd.	China
Exponent Limited	Hong Kong